January 23, 2007


By facsimile to (619) 702-9401 and U.S. Mail


Mr. Kevin P. O`Connell
Chief Executive Officer
IMMS, Inc.
660 Newport Center Drive, Suite 1220
Newport Beach, CA 92660

Re:	IMMS, Inc.
	Pre-effective Amendment 2 to Registration Statement on Form
SB-2
	Filed January 8, 2007
File No. 333-137098

Dear Mr. O`Connell:

	We reviewed the filing and have the comments below.

General

1. In future filings, please ensure that you have updated all headings and other areas to be consistent with your current periods being reported. For example, we note:

* On page 5, you disclose your accumulated total loss through June
30, 2006.

* On page 20, your cash flows discussion title is for the six months ended June 30, 2006.

* In note 3 on page F-11, the third column of your fixed assets heading remains June 30, 2006.

2. Also ensure that other disclosures are appropriately updated throughout the registration statement. For example:

* Disclosure under "Company History" states that IMMS intends to purchase a NASCAR road racing car in 2006.

* Disclosure under "American Stock Car Challenge (ASC)" states that
IMMS during the balance of 2006 intends to enter and compete in additional ASC road racing events and the 25 hours of Thunderhill in northern California.

Since 2006 has ended, please revise disclosures to reflect that fact.

The Offering, page 4

3. Refer to prior comment 2. As requested previously, revise to conform to the disclosure on the prospectus` outside front cover page. To comply with this comment, it is insufficient to state $0.02. You must include this information: "until our shares are quoted on The OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices."

4. Refer to prior comment 3. We did not intend for you to move the paragraph beginning with the words "Please read this prospectus" to the summary section. Rather, we intended for you to present the information in a discrete section after the risk factors section and not as a part of the risk factors section. Please revise.

Associate Sponsor, page 12

5. We assume the disclosure that the fee for a primary sponsor will be approximately $50,000 per year is inadvertent. We note the disclosure under "Primary Sponsor" that the fee for a primary sponsor will be $100,000 per year and may vary depending on the series. Please revise.

Competition, page 14

6. It is unclear whether disclosure has been omitted after the word
"Further" at the end of the first paragraph.  Please clarify.

Trends and Outlook, page 15

7. Revised disclosure in the first sentence that IMMS` revenue is currently derived from sponsorship clients is inconsistent with disclosure in the seventh risk factor and elsewhere that IMMS had no sponsor related revenue in 2005 and through September 30, 2006. Please reconcile the disclosures.

Significant Accounting Policies, Revenue Recognition, page 15

8. We note your policy that your revenues to date have been derived from advertising and marketing sponsors. We note, however, your disclosure on page 7 that in 2005 and through September 30, 2006 you did not have any sponsor related revenue. Please revise or advise.
It is unclear to us why you removed your policy on race purse winnings from your previous amendment. Please add this revenue stream to your revenue recognition policy or tell us why it was deleted.

Results of Operations for the Years ending December 31, 2004 and
2005, page 16

9. We have reviewed your response to prior comment 5. It is unclear to us how you have responded to our comment. It appears that your discussion of changes in revenue for the years ending December 31, 2004 and 2005 on page 16 remains unchanged from your prior filing. Thus we repeat our prior comment to clarify the apparent discrepancy in this discussion to your discussion of operating expenses on races attended and to identify specifically the reasons for the decrease in your revenue for the year ended December 31, 2004 to the year ended
December 31, 2005.

10. Your response to prior comment 6 does not appear to fully quantify the reasons for the approximately $340,000 increase in your operating expenses for the year ended December 31, 2005. We note your revised disclosures quantify approximately $28,000 of your 2005 operating expenses. In consideration of the materiality of the $340,000 increase, we repeat prior comment 6 to quantify the reasons for this significant increase in your operating expenses in the year ended December 31, 2005 compared to the year ended December 31, 2004.

Liquidity, page 18

11. We note your revised disclosures in response to our prior comment
12 include your basis for your estimate of needing $100,000 of additional capital. The items that you have individually disclosed appear to total $110,000. Please revise or advise. Also, we note your disclosure on page 11 that you intend to purchase a NASCAR road racing car in 2006 and in 2007 and you intend to compete in one or more of the Busch series road races. Please revise your disclosures to clarify how you have factored the purchase of these road racing cars into your short term capital needs. Also, please revise your disclosures to clarify how you have factored your debt obligations into your needs of additional capital. For example, in note 2 on page F-10, we note that required payments on the equipment loan taken out by the company officer are $20,532 for 2007.

Executive Compensation, page 23

12. Update the summary compensation table to include compensation for
2006.  See telephone interpretation 8B in section J of our July
1997
"Manual of Publicly Available Telephone Interpretations" that is available on the Commission`s website at http://www.sec.gov. If IMMS granted options to directors or officers in 2006, include the disclosures required by subparagraphs (c) and (d) of Regulation S-B.

Certain Relationships and Related Transactions, page 24

13. Refer to prior comment 21. Since we are unable to locate a response to the comment, we reissue the comment in its entirety. As noted previously, disclosures on pages F-6 and F-10 that IMMS issued
2,829,820 shares of common stock to retire related party debt in
2005
are inconsistent with disclosure under paragraph (b) of Item 26 on page 34 that the debt was converted to 28,248,200 shares of common stock before a 10-1 reverse stock split. Further, those disclosures are inconsistent with disclosures here that IMMS issued an aggregate of 49,446,400 shares of common stock or an aggregate of 4,944,640 shares of common stock post reverse split to retire the debt. Please reconcile the disclosures throughout the registration statement so that they are consistent.

Common Stock, page 25

14. We note the revised disclosure deleted the disclosure that common stockholders do not have cumulative voting rights. Please revise to indicate whether common stockholders have cumulative voting rights.

Note 1.  Recent Accounting Pronouncements, page F-9

15. We note your response to prior comment 24. Please address these items:

* Clarify how you have determined that your exchange transactions with Mr. Calvin do not have commercial substance. Paragraph 2(a) of
SFAS 153 defines an exchange as a reciprocal transfer between an enterprise and another entity that results in the enterprise`s acquiring assets or services or satisfying liabilities by surrendering other assets or services or incurring other obligations.
You have disclosed that your racing and promotional cars are managed and maintained from a facility owned by Mr. Calvin in exchange for the name and logo of his family business prominently placed on certain racecars and drivers suits. Thus this exchange appears to have commercial substance.

* SFAS 153 indicates that if the fair value of the assets received or the assets relinquished is determinable, then the exception in paragraph 20(a) of APB 29 does not apply. Please clarify why you believe that neither the fair value of the advertising that you provided to Mr. Calvin nor the maintenance services that you received from Mr. Calvin is determinable within reasonable limits. In this regard, please clarify whether the advertising you provided to Mr. Calvin differs from the advertising that you have provided to other parties where the fair value is readily determinable (for example, based on cash). Similarly, please clarify whether the maintenance services Mr. Calvin has provided to you differ from the maintenance services that he has provided to other parties where the fair value is readily determinable (for example, based on cash). If so, please detail the nature of these differences. If not, it would appear that the fair value of your exchange transaction is readily determinable.

* If you revise your financial statements to reflect the fair value of this exchange, please ensure that the revenue and expense portions of the exchange transactions are recognized consistently with your existing accounting policies. Specifically, it appears that the expense portion of these transactions may require recognition prior to the revenue portion as you do not recognize revenue until you have completed the provision of your services. If, on the other hand, you determine that the effect of recognizing this exchange transaction in your financial statements is immaterial, please provide us your materiality analysis.

Note 2.  Related Party Transactions, page F-10

16. We have reviewed your response to prior comment 25. Although you currently do not have the legal right to the equipment, you still may be required to recognize the equipment on your balance sheet. As such, please provide us a more comprehensive analysis of EITF 01-8 and SFAS 13 to explain why you do not believe that your equipment loan should be reflected on balance sheet as a capital lease. In this regard, please discuss your consideration of paragraphs 10-12 of
EITF 01-8 and each of the criteria in paragraph 7 of SFAS 13 and why you believe that they do not apply. Please also provide us a copy of the lease agreement.

Further, you did not tell us your consideration of FIN 46R. We note paragraph 16(c) of FIN 46R states that for purposes of determining whether it is the primary beneficiary of a variable interest entity, a company with a variable interest shall treat variable interests in that same entity held by an officer of the company as its own interests. Thus we repeat prior comment 25 to tell us your consideration of FIN 46R. Please provide us your FIN 46R analysis of this equipment loan as it relates to consolidation in your financial statements. If you determine that the loan and equipment should be reflected on your balance sheet, please revise your balance sheet. Please also restate your statement of cash flows to reflect your payments as a cash outflow for financing activities.

Note 5.  Going Concern, page F-11

17. We note that you have revised your going concern disclosure in response to prior comment 27. Specifically, we note your disclosure that if you are able to attract financing for operations, you anticipate generating revenues in the next 12 months through increased racing activities and sponsorships. Please revise your disclosure to indicate the racing season of your intended racing series to better inform your readers when you anticipate generating revenue.

Exhibit 23.2

18. It is unclear how you have addressed our comment 28. The language contained in exhibit 23.2 continues to refer to the report included in exhibits. Thus we repeat the prior comment for your auditor to revise this consent in consideration that the report is not included in any of the exhibits to your registration statement.
Also, the reference to the report dated December 1, 2007 appears to be a typographical error. Please have your auditor revise.

Undertakings, page 34

19. Refer to prior comment 29. We note that the undertaking included under (3)(c) deleted the reference to Rule 430A that is part of the undertaking required by Item 512(g) of Regulation S-B. Further, we note that you deleted the second paragraph of Item 512(e) beginning with the words "In the event that a claim for indemnification." Please revise both undertakings to comply with the item requirements noted.

Closing

	File an amendment to the SB-2 in response to the comments. To expedite our review, IMMS may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If IMMS thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since IMMS and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If IMMS requests acceleration of the registration statement`s effectiveness, IMMS should furnish a letter at the time of the request acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve IMMS from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* IMMS may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that IMMS provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Ryan E.
Rohn,
Staff Accountant, at (202) 551-3739 or Niliman N. Shah, Accounting Branch Chief, at (202) 551-3255. You may

direct questions on other comments and disclosure issues to Edward
M.
Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3767.

Very truly yours,




Jennifer R. Hardy
					    Legal Branch Chief

cc:	Audie J. de Castro, Esq.
	Stanley M. Moskowitz, Esq.
	de Castro P.C.
	309 Laurel Street
	San Diego, CA 92101



Mr. Kevin P. O'Connell
January 23, 2007
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE